November 3, 2010

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Scott M. Anderegg, Staff Attorney

RE:  BIG CLIX CORP.
     AMENDMENT NO. 4 TO REGISTRATION STATEMENT ON FORM S-1
     FILED JULY 29, 2010
     FILE NO. 333-168403

Mr. Anderegg:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Big Clix Corp. (the "Company") dated November 3, 2010 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

On your prospectus cover page or under this heading, please disclose that:

   o the proceeds of this offering are not sufficient to complete your business plan;

   o even if the maximum number of shares offered are sold in this offering, you will required approximately an additional $125,000 to complete your business plan and generate revenues; and

   o you have no commitments for the funding necessary to complete your business plan.

RESPONSE:

We concur with the Staff and have updated the Summary of Our Offering section to include the disclosures noted above.

STAFF COMMENT 2:

Please refer to our prior comment. In this risk factor you state that "[d]ue to the fact that there is no minimum investment and no refunds on sold shares, you may be investing in a Company that will not have the funds necessary to develop its business strategies." Even assuming the maximum number of shares are sold and you generate the maximum net proceeds, it appears from your disclosure elsewhere in the registration statement that investors will be investing in a company that will not have the funds necessary to develop its business strategies in the absence of additional funding. Please revise or advise.

RESPONSE:

We concur with the Staff and have updated the risk disclosure to disclose that if we sell the maximum number of shares, we will complete our business plan, however we will not have the necessary funds to complete the product and start generating revenues.

STAFF COMMENT 3:

We note your response to comment two in our letter dated October 13, 2010. We reissue in part our prior comment.

   o Please revise your disclosure to explain how your advertising campaign will be crafted in a "unique" way and what you mean by the phrase "rich media;" for examples of the use of the term "rich media' see pages 21 and 23.

   o Please confirm to us that the four individuals you plan to hire as independent contractors do not work for a specific company. If they work for a specific company, please identify the company.

RESPONSE:

We concur with the Staff and have modified the references to "rich media" to specifically state that rich media is the use of audio and video in mobile ads. In addition, the four independent contractors do not work for a specific company.

         We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 415-259-0725.

Sincerely,

/s/ Patrick Yore

Patrick Yore
Chief Executive Officer

Enclosure

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